UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                             CFC International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    125252106
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                  June 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
NUMBER OF         7  SOLE VOTING POWER
SHARES               10,626 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              7,993 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            10,626 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      7,993 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,619 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.47%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA



                                  SCHEDULE 13D
CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               226,057 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            226,057 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             226,057 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.65%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 125252106

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               20,988 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            20,988 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,988 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.52%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of CFC International, Inc., 500 State Street, Chicago Heights, IL, 60411.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, and LOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, and LOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the
Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of June 28, 2005.

                                    Shares of Common Stock

Loeb Arbitrage Fund                        226,057
Loeb Partners Corporation*                  18,619
Loeb Offshore Fund Ltd.                     20,988
                                          --------
                                           265,664

The total shares of Common Stock constitutes 6.64% of the 3,998,233 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:
                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          05-04-05       5608             $19.12
                              05-06-05       1553              19.00
                              05-06-05       1602              19.00
                              05-16-05        701              18.07
                              05-17-05       1227              18.08
                              05-18-05        413              18.02
                              05-19-05        224              18.01
                              05-20-05        350              18.03
                              05-23-05       1472              18.21
                              05-24-05        471              18.19
                              05-25-05        311              18.21
                              05-27-05        249              18.69
                              05-31-05        199              18.23
                              05-31-05        202              18.19
                              06-01-05        191              18.50
                              06-02-05        852              18.75
                              06-06-05        317              18.89
                              06-07-05        330              18.92
                              06-08-05        356              18.92
                              06-10-05        175              18.96
                              06-13-05        350              18.74
                              06-14-05        180              19.16
                              06-15-05        133              19.21
                              06-16-05        340              19.38
                              06-17-05        440              19.80
                              06-28-05        382              19.01


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           03-15-05      68072             $19.11
                              03-21-05      17018              18.99
                              04-28-05      21272              19.00
                              04-29-05       8509              18.07
                              05-02-05      14890              18.08
                              05-18-05       5021              18.01
                              05-19-05       2723              18.00
                              05-20-05       4255              18.03
                              05-23-05      17869              18.21
                              05-24-05       5723              18.19
                              05-25-05       3787              18.21
                              05-27-05       3038              18.69
                              05-31-05       2298              18.36
                              05-31-05       2574              18.06
                              06-01-05       2324              18.49
                              06-02-05      10338              18.74
                              06-06-05       3854              18.89
                              06-07-05       3999              18.92
                              06-08-05       4323              18.92
                              06-10-05       2127              18.96
                              06-13-05       4255              18.73
                              06-14-05       2182              19.15
                              06-15-05       1612              19.21
                              06-16-05       4118              19.38
                              06-17-05       5339              19.79
                              06-28-05       4645              19.01


Holder                            Date     Shares      Average Price
Loeb Offshore Fund            05-04-05       6320             $19.12
                              05-06-05       1975              19.00
                              05-06-05       1580              18.99
                              05-16-05        790              18.07
                              05-17-05       1383              18.08
                              05-18-05        466              18.01
                              05-19-05        253              18.00
                              05-20-05        395              18.03
                              05-23-05       1659              18.21
                              05-24-05        531              18.19
                              05-25-05        352              18.21
                              05-27-05        281              18.69
                              05-31-05        239              18.06
                              05-31-05        213              18.36
                              06-01-05        216              18.49
                              06-02-05        960              18.74
                              06-05-06        358              18.89
                              06-07-05        371              18.92
                              06-08-05        401              18.92
                              06-10-05        198              18.96
                              06-13-05        395              18.73
                              06-14-05        203              19.15
                              06-15-05        150              19.21
                              06-06-05        382              19.38
                              06-17-05        496              19.79
                              06-28-05        431              19.01


                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          06-16-05          9             $20.53

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           06-16-05        108             $20.53

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            06-16-05         10              20.53


-------------------
*Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005                            Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President

June 30, 2005                             Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Gideon J. King
                                             President

June 30, 2005                              Loeb Offshore Fund Ltd.



                                     By: /s/ Gideon J. King
                                             Director